NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

 October 17, 2008

Texas Industries, Inc.
Preliminary Proxy Statement filed October 8, 2008 by NNS Holding and Nassef Sawiris
Additional Soliciting Material filed pursuant to Rule 14a-12 on October 8, 2008

Dear Ms. Malone:

NNS Holding, on behalf of itself, Nassef Sawiris and Philip Norman (collectively, the “Participants”, “we” or “us”), is submitting this letter in response to your letter dated October 16, 2008 (the “Comment Letter”), providing the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on the preliminary proxy statement on Schedule 14A filed on October 8, 2008, by Mr. Nassef Sawiris and NNS Holding (the “Preliminary Proxy Statement”) and related filings, in each case regarding the 2008 annual meeting of shareholders of Texas Industries, Inc. (the “Company”).  Concurrently with this letter, we are filing a revised Preliminary Proxy Statement reflecting revisions made to the Preliminary Proxy Statement filed on October 8, 2008, including revisions made in response to the Staff's comments.  For your convenience, each comment from the Comment Letter has been reproduced below, followed by the Participants’ response to such comment.  Capitalized terms defined in the Preliminary Proxy Statement and used in the following responses without definition have the meanings specified in the Preliminary Proxy Statement.

Additional Soliciting Material

1.
Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide support for or delete the statement that the Board’s “recalcitrance is perpetuating ineffective operational and financial performance, and consequently impairing stockholder value.”

We note the Staff’s comment.  The Preliminary Proxy Statement does not include any such statement, nor will the Definitive Proxy Statement or any additional soliciting material include any such statement.

In response to the last sentence of the Staff’s comment, we believe that the Board’s “recalcitrance is perpetuating ineffective operational and financial performance, and consequently impairing stockholder value”, because we believe the measures taken to date by the Company and its Board, such as the Company’s new Oro Grande, California plant and the proposed expansion and modernization of its Hunter, Texas plant are, without more, insufficient to position the Company optimally for long-term growth.  According to the Company’s latest earnings release and conference call on September 25, 2008, the California plant is only running at 60-70% capacity and the Texas expansion will not even begin until late 2009 or early 2010.  Further, as indicated in the Company’s most recent earnings release dated September 25, 2008, the Company experienced 4% lower average prices and 6% lower shipments in the most recent quarter, compared to the prior year period.

We have attempted to contact the Company and the Board in order to provide a new perspective on the Board—for instance we believe the Company should consider diversification across product lines and geographic areas.  However, the Company has refused to accommodate the Participants’ proposal regarding Board representation and increased ownership.

2.
In future filings, you should characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide support for any statements relating to the company’s financial and market performances, and any projections or numerical conclusions, including the following assertion: “[f]urthermore, over the last twelve months, the company has underperformed its peer group by approximately 35 percent and is currently trading near its 52-week low of $26.26 and less than 40 percent of the 52-week high of $81.48.”

We note the Staff’s comment.  In response to the last sentence of the Staff’s comment, the peer group used in this calculation consists of Eagle Materials, Martin Marietta Materials and Vulcan Materials, which the Company lists as its peers on page 11 of the Company’s definitive proxy statement filed with the SEC on August 29, 2008.  The calculations performed to determine the Company’s share performance relative to its peer group are set forth in the table below.  Share prices were obtained using publicly available data.

Name	Stock Price October 8, 2007	Stock Price October 7, 2008	Percentage Return
Eagle Materials	$38.65	$16.50	(57.31%)
Vulcan Materials	$94.12	$59.83	(36.43%)
Martin Marietta Materials	$141.50	$77.62	(45.14%)
Average of Peer Group (excluding Texas Industries, Inc.)			(46.27%)
Texas Industries, Inc.	$79.08	$28.80	(63.58%)
Texas Industries, Inc. relative to its Peer Group			(37.41%) = (-46.27%+63.58%) / (-46.27%)

Furthermore, the Company’s stock price closed at $28.80 on October 7, 2008, representing 35.35% of the Company’s 52-week high of $81.48 (35.35% = 28.80 / 81.48).

Schedule 14A

General

3.
We note that according to the Schedule 13D/A  filed on October 8, 2008, Mr. Philip Norman shares voting power over the shares held by NNS. Please advise us as to how you made the determination that Mr. Norman is not a participant or filing person for the Schedule 14A, or revise your proxy statement.

In response to the Staff’s comment, we have revised the Preliminary Proxy Statement to include Mr. Philip Norman as a participant.

4.	We note that throughout your proxy and on your proxy card you state that the proxy is being solicited by NNS. Please revise to include Mr. Sawiris and any other filing person.

In response to the Staff’s comment, we have revised the Preliminary Proxy Statement and proxy card to state that the proxy is being solicited by NNS Holding, Nassef Sawiris and Philip Norman.

5.	Please revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(l).

In response to the Staff’s comment, we have revised the Preliminary Proxy Statement and form of proxy to reflect that they are preliminary copies.

6.	In an appropriate location, please disclose the information required by Item 5(b)(l)(iii) of Schedule 14A.

In response to the Staff’s comment, we have added a paragraph seven to the Certain Information Regarding the Participants section on page 4 of the Preliminary Proxy Statement as follows:

“No Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past 10 years.”

Reasons for the Solicitation, page 1

7.	Please revise the last sentence on page 1 to state that you are also soliciting security holders to vote for the ratification of the independent auditor and vote against the shareholder proposal.

In response to the Staff’s comment, we have revised the last sentence on page 1 of the Preliminary Proxy Statement as follows:

“We are soliciting ~~stockholders~~shareholders to (1) withhold votes for the election of two (2) directors to the Company’s Board ~~of Directors~~ to hold office until the Company’s 2011 annual meeting of shareholders or until their respective successors have been elected and qualified;  (2) vote for the ratification of Ernst & Young LLP as the Company’s independent auditors;  and (3) vote against the shareholder proposal that the Company’s Board prepare a public sustainability report.”

8.
Please provide the factual foundation for your assertion on page 2 that the Company’s Board is not acting in the long-term interests of all security holders. Please avoid statements that suggest improper conduct without providing a reasonable support for such beliefs, as required by Rule 14a-9 of the Exchange Act. Since this assertion may impugn the integrity of the Board, please revise your disclosure to explain how the Board’s refusal to allow you to increase your investment in the Company and obtain board representation negatively impacts the long-term interests of all security holders.

In response to the Staff’s comment, we have revised the last paragraph of the Reasons for the Solicitation section, appearing at the top of page 2 of the Preliminary Proxy Statement, as follows:

“We are urging ~~stockholders~~shareholders to withhold authority~~,~~ because we ~~do not~~ believe that the Company~~’s Board of Directors (the “Board”) is acting in the best long term interests of all the stockholders by refusing to explain~~ has insufficiently explained its reasons for rejecting our proposal to increase our investment in the Company and provide us with Board representation that is proportionate to our ownership position. ~~We are also~~While we acknowledge that the Company has set forth plans regarding capacity expansion initiatives in California and Texas, we are frustrated by the Company’s failure to set forth any ~~detailed~~additional plan to deal with the significant challenges the Company faces~~, which we believe is having a detrimental effect on stockholder value~~. In our view, the Company’s measures do not go far enough to address these challenges, and broader diversification across product lines and geographic areas should be considered.  However, to date the Company has not taken these measures and has refused to allow us to gain Board representation in order to help develop additional plans. We feel that we have no choice but to publicly state our opinions regarding the Company’s and the Board’s ~~inaction~~positions and to solicit ~~stockholders~~shareholders to withhold their votes for the election of the Company’s nominees to the Board.  We believe that if a majority of ~~stockholders~~shareholders withhold their votes, they will send a strong message to the Company that they are frustrated by the Company’s ~~lackluster~~operating performance and that they ~~require~~desire new perspective on the Board to help develop ~~a plan~~plans to improve ~~stockholder~~shareholder value.”

Proposal 3 - Corporate Sustainability Report, page 5

9.	Please revise your disclosure to explain why you do not support the shareholder proposal relating to the corporate sustainability report.

In response to the Staff’s comment, we have revised the Proposal 3 - Corporate Sustainability Report section on page 5 of the Preliminary Proxy Statement as follows:

“The Participants do not support the shareholder proposal brought by Robert M. Boothby regarding the preparation of a public sustainability report. We agree with the response of the Board contained in the Company’s definitive proxy statement that producing a sustainability report would be a lengthy and complex undertaking that would require detailed scientific and technical analyses and that an undertaking of this sort would require substantial funds, personnel time and that, most likely, the employment of consultants with specialized expertise.  We believe that the use of the Company’s valuable resources to produce this report is unnecessary and provides no meaningful additional safety, health, environmental and social benefits.”

Solicitation Expenses, page 6

10.	Please confirm that the next filing submission will quantify the total amount estimated to be spent and the total expenditures to date. Refer to Item 4(b)(4) of Schedule 14A.

In response to the Staff’s comment, we have revised the last four sentences of the Solicitation Expenses section on page 6 of the Preliminary Proxy Statement as follows:

“The Participants will pay Innisfree M&A Incorporated a fee of up to $~~[•]~~100,000 and have agreed to reimburse it for its reasonable out-of-pocket expenses.  Approximately ~~[•]~~25 persons will be used by Innisfree M&A Incorporated in its solicitation efforts.  Although no precise estimate can be made at the present time, the Participants currently estimate that the total expenditures relating to the ~~p~~Proxy ~~s~~Solicitation to be incurred by the Participants will be approximately $~~[•]~~355,000, of which approximately $~~[•]~~250,000 has been incurred to date.  The Participants do not intend to seek reimbursement from the Company for expenses incurred in connection with its ~~p~~Proxy ~~s~~Solicitation.”

_______________

Please feel free to contact our attorneys at Cravath, Swaine & Moore LLP —  Andrew R. Thompson at (212) 474-1802 or Brittain A. Rogers at (212) 474-1744 — should you have any questions relating to any of the foregoing.

Respectfully,

NNS Holding

/s/ Nassef Sawiris
By:	Nassef Sawiris
Title:	Director

Chambre Malone, Esq.
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
       Washington, D.C. 20549

EXHIBIT A

The undersigned hereby acknowledges that in connection with the Preliminary Proxy Statement filed on October 8, 2008 by NNS Holding and Nassef Sawiris, Soliciting Material filed pursuant to Rule 14a-12 on October 8, 2008 (file no. 001-04887) and the revised Preliminary Proxy Statement filed on October 17, 2008 by NNS Holding, Nassef Sawiris and Philip Norman:

● the undersigned is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

● comments of the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

● the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nassef Sawiris

/s/ Nassef Sawiris

Philip Norman

/s/ Philip Norman

NNS Holding

/s/ Nassef Sawiris

By:	Nassef Sawiris
Title:	Director

/s/ Nassef Sawiris